Certificate of Designations, Preferences and
               Rights of Series A Preferred Stock
              Delverton Resorts International Inc.

                    ARTICLE ONE

     The name of the corporation is "Delverton Resorts International, Inc." (herein referred to as the "Corporation").

                    ARTICLE TWO

     Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation and Sections 151 and 157 of the General Corporate Law of Delaware, the Board of Directors of the Corporation duly adopted the resolutions attached hereto as the Board of Directors' resolutions (the "Resolutions") designating all 20,000,000 shares of the Corporation's authorized 20,000,000 shares of preferred stock as Series A Preferred Stock, $.0001 par value per share, and fixing and determining the preferences, limitations and relative rights of such Series A preferred as set forth below:

     1.   Voting Rights

     (a) Each share of Series A preferred stock shall be entitled to 10 votes on all matters on which shareholders are entitled to vote.

     (b) Except as otherwise required by law, the affirmative vote of the holders of a majority of the issued and outstanding shares of the Series A preferred stock shall decide any matter submitted to a vote of such Holders, including, without limitation, amendment of the Charter, merger of the Corporation or any disposition of the Corporation's assets requiring special authorization of the shareholders.

     Any action required by law to be taken, or which may be taken, by the Holders of the Series A preferred stock at any annual or special meeting thereof, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by the Holders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the Holders of all shares of Series A preferred stock were present and voted and otherwise in accordance with the requirements in respect of such written consents under the Delaware General
Corporation Law.

     2. Rank. The Series A preferred stock shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, rank senior and prior to the common stock.

     3. Dividends. The Board of Directors may, at its discretion, vote to declare dividends to the holders of the Series A preferred stock at a rate and at a time to be determined by the Board.

     4. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A preferred stock shall be entitled to receive, from funds legally available for distribution, if any, a pro rata distribution of such funds or assets of the Corporation based upon the voting rights of each such share held by the holders of the Series A preferred stock and any other capital stock of the Corporation.

                   ARTICLE THREE

     The attached Resolutions were adopted by the Board of Directors of the Corporation on October 29, 2013.

                   ARTICLE FOUR

     The attached Resolutions were duly adopted by all necessary action on the part of the Corporation.

     In Witness Whereof, the Corporation has caused this Certificate to be signed and attested by its duly authorized officer, on this 29th day of October, 2013.


                         By: /s/ Kirill Neklyudov, President